SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                               PREVU, INCORPORATED
       -----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    972463103
        -----------------------------------------------------------------
                                 (CUSIP Number)

                               Mark G. Schoeppner
                      Quaker Capital Management Corporation
                         601 Technology Drive, Suite 310
                         Canonsburg, Pennsylvania 15317
                                 (412) 281-1948
        -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                November 18, 2008
       -----------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
                                 --------------
CUSIP No. 972463103

1)  NAME OF REPORTING PERSON

Quaker Capital Management Corporation
-------------------------------------

         S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON                     25-1495646
                                                 -----------

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)   [    ]
                                                                    (b)   [    ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS                                   AF
                                                 --------------

5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [    ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION         Commonwealth
                                                 of Pennsylvania
                                                 ---------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         7)       SOLE VOTING POWER              6,696,708
                                                 ---------

         8)       SHARED VOTING POWER            0
                                                 ---------

         9)       SOLE DISPOSITIVE POWER         6,696,708
                                                 ---------

         10)      SHARED DISPOSITIVE POWER       0
                                                 ---------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                     6,696,708
                                                 ---------

12) CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES             [    ]

13) PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11)                           14.37%
                                                 ------

14) TYPE OF REPORTING PERSON                     IA
                                                 --

CUSIP No. 972463103



1)  NAME OF REPORTING PERSON

Quaker Capital Partners I, L.P.
-------------------------------------

         S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON                     25-1778076
                                                 -----------

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)   [    ]
                                                                    (b)   [    ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS                                   WC
                                                 --------------

5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [    ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION         Delaware
                                                 -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         7)       SOLE VOTING POWER              4,236,144
                                                 ---------

         8)       SHARED VOTING POWER            0
                                                 ---------

         9)       SOLE DISPOSITIVE POWER         4,236,144
                                                 ---------

         10)      SHARED DISPOSITIVE POWER       0
                                                 ---------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                     4,236,144
                                                 ---------

12) CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES             [    ]

13) PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11)                           9.60%
                                                 -----

14) TYPE OF REPORTING PERSON                     PN
                                                 --

CUSIP No. 972463103


1)  NAME OF REPORTING PERSON

Quaker Premier, L.P.
-------------------------------------

         S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON                     25-1778068
                                                 -----------

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)   [    ]
                                                                    (b)   [    ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS                                    AF
                                                 --------------

5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [    ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware
                                                 -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         7)       SOLE VOTING POWER              4,236,144
                                                 ---------

         8)       SHARED VOTING POWER            0
                                                 ---------

         9)       SOLE DISPOSITIVE POWER         4,236,144
                                                 ---------

         10)      SHARED DISPOSITIVE POWER       0
                                                 ---------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                     4,236,144
                                                 ---------

12) CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES             [    ]

13) PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11)                           9.60%
                                                 ------

14) TYPE OF REPORTING PERSON                     PN
                                                 --

CUSIP No. 972463103


1)  NAME OF REPORTING PERSON

Quaker Capital Partners II, L.P.
-------------------------------------

         S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON                     11-3667966
                                                 -----------

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)   [    ]
                                                                    (b)   [    ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS                                 WC
                                                 ------------

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [    ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware
                                                 -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         7)       SOLE VOTING POWER              2,460,564
                                                 ---------

         8)       SHARED VOTING POWER            0
                                                 ---------

         9)       SOLE DISPOSITIVE POWER         2,460,564
                                                 ---------

         10)      SHARED DISPOSITIVE POWER       0
                                                 ---------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                     2,460,564
                                                 ---------

12)  HECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES        [     ]

13) PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11)                           5.81%
                                                 ------

14) TYPE OF REPORTING PERSON                     PN
                                                 --

CUSIP No. 972463103



1)  NAME OF REPORTING PERSON

Quaker Premier II, L.P.
-------------------------------------

         S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON                     30-0135937
                                                 -----------

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)   [    ]
                                                                    (b)   [    ]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS                                    AF
                                                 --------------

5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [    ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION         Delaware
                                                 -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         7)       SOLE VOTING POWER              2,460,564
                                                 ---------

         8)       SHARED VOTING POWER            0
                                                 ---------

         9)       SOLE DISPOSITIVE POWER         2,460,564
                                                 ---------

         10)      SHARED DISPOSITIVE POWER       0
                                                 ---------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                     2,460,564
                                                 ---------

12) CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES             [    ]

13) PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11)                           5.81%
                                                 ------

14) TYPE OF REPORTING PERSON                     PN
                                                 --

CUSIP No. 972463103


1)  NAME OF REPORTING PERSON

Mark G. Schoeppner
-------------------------------------

         S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON
                                                 -----------

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)   [    ]
                                                                    (b)   [    ]
3)  SEC USE ONLY

4)  SOURCE OF FUNDS Not applicable
                                                 --------------

5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [    ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION         United States
                                                 of America
                                                 -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         7)       SOLE VOTING POWER              0
                                                 ---------

         8)       SHARED VOTING POWER            0
                                                 ---------

         9)       SOLE DISPOSITIVE POWER         0
                                                 ---------

         10)      SHARED DISPOSITIVE POWER       0
                                                 ---------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                     0
                                                 ---------

12) CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES             [ X ]

Mark G. Schoeppner disclaims beneficial ownership of 6,696,708 shares of the Issuer's Common Stock that may be deemed to be beneficially owned by Quaker Capital Partners, I, L.P. and Quaker Capital Partners, II, L.P.

13) PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11)                           0%
                                                 ------

14) TYPE OF REPORTING PERSON                     IN
                                                 --

     This Amendment No. 3 is being filed by (i) Quaker Capital Management Corporation, a Pennsylvania corporation and a registered Investment Advisor under Section 203 of the Investment Advisors Act of 1940, (ii) Quaker Capital Partners I, L.P., a Delaware limited partnership, (iii) Quaker Premier, L.P., a Delaware limited partnership, (iv) Quaker Capital Partners II, L.P., a Delaware limited partnership, (v) Quaker Premier II, L.P., a Delaware limited partnership, and (vi) Mark G. Schoeppner to amend the schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on June 12, 2007, as amended by Amendment No. 1 filed by the Reporting Persons with the SEC on June 27, 2007 and Amendment No. 2 filed by the Reporting Persons with the SEC on November 21, 2008. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D. This Amendment No. 3 is being filed to reflect beneficial ownership of (i) certain shares of Common Stock that may be acquired upon the exercise of Warrants to Subscribe for and Purchase Common Stock that were issued to Quaker I and Quaker II, respectively, by the Issuer and (ii) certain shares of Common Stock that may be acquired upon conversion of shares of the Issuer's Series A Convertible Preferred Stock held by Quaker I and Quaker II, respectively, the beneficial ownership of such shares having been inadvertently omitted from Amendment No. 2.


Item 1.  Security and Issuer.
-----------------------------

     This Schedule 13D is filed with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of PreVu, Incorporated, a Minnesota corporation (the "Issuer"). The Issuer's principal executive offices are located at 7401 Boone Avenue North, Brooklyn Park, Minnesota 55428. On July 8, 2008, the Issuer announced that it changed its corporate name from Wilsons The Leather Experts Inc. to PreVu, Incorporated.

Item 2.  Identity and Background
--------------------------------

     (a)-(f) This Schedule 13D is being filed by (i) Quaker Capital Management Corporation, a Pennsylvania corporation and a registered Investment Advisor under Section 203 of the Investment Advisors Act of 1940 ("QCMC"), (ii) Quaker Capital Partners I, L.P., a Delaware limited partnership ("Quaker I"), (iii) Quaker Premier, L.P., a Delaware limited partnership ("Premier"), (iv) Quaker Capital Partners II, L.P., a Delaware limited partnership ("Quaker II"), (v) Quaker Premier II, L.P., a Delaware limited partnership ("Premier2"), and (vi) Mark G. Schoeppner (collectively, the "Reporting Persons").

     QCMC's principal executive offices are located at 601 Technology Drive, Suite 310, Canonsburg, Pennsylvania 15317. QCMC is engaged in the business of providing investment management services. QCMC is the general partner of Premier and Premier2. Premier's and Premier2's principal executive offices are located at 601 Technology

Drive, Suite 310, Canonsburg, Pennsylvania 15317. Premier's principal business activity is serving as the general partner of Quaker I. Premier2's principal business activity is serving as the general partner of Quaker II. Quaker I is primarily engaged in the business of investing in equity securities, and its principal executive offices are located at 601 Technology Drive, Suite 310, Canonsburg, Pennsylvania 15317. Quaker II is primarily engaged in the business of investing in equity securities, and its principal executive offices are located 601 Technology Drive, Suite 310, Canonsburg, Pennsylvania 15317. Mark G. Schoeppner is QCMC's President and sole executive officer and director. Mr. Schoeppner's current business address is 601 Technology Drive, Suite 310, Canonsburg, Pennsylvania 15317. Mr.Schoeppner is a United States citizen.

     By virtue of the relationships described above (a) QCMC may be deemed to possess direct or indirect beneficial ownership of the Issuer's Common Stock held by or deemed to be held by Quaker I, Quaker II, and QCMC's investment advisory clients, (b) Premier may be deemed to possess indirect beneficial ownership of the Issuer's Common Stock held by or deemed to be held by Quaker I,
(c) Premier2 may be deemed to possess indirect beneficial ownership of the Issuer's Common Stock held by or deemed to be held by Quaker II and (d) Mr. Schoeppner may be deemed to possess indirect beneficial ownership of the Issuer's Common Stock held by or deemed to be held by Quaker I, Quaker II and QCMC.

     During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     As of the date hereof, QCMC may be deemed to beneficially own 6,696,708 shares of Common Stock. The 6,696,708 shares include shares of Common Stock that may be acquired upon the exercise of Warrants to Subscribe for and Purchase Common Stock, which were issued to Quaker I (the "First Quaker I Warrant") and Quaker II (the "First Quaker II Warrant") on April 25, 2004 (collectively, the "First Warrants") and shares of Common Stock that may be acquired upon the exercise of Warrants to Subscribe for and Purchase Common Stock (collectively, the "Second Warrants"), which were issued to Quaker I (the "Second Quaker I Warrant") and Quaker II (the "Second Quaker II Warrant") on July 2, 2004 in connection with the closing of the transaction provided for in the Common Stock and Warrant Purchase Agreement dated as of April 25, 2004 with the Issuer. Pursuant to an anti-dilution adjustment triggered by the Purchase Agreement (as defined below), the First Warrants and Second Warrants were amended such that 460,622 shares of Common Stock may now be acquired upon the exercise of each of the

First Quaker I Warrant and the Second Quaker I Warrant and 256,859 shares of Common Stock may now be acquired upon the exercise of each of the First Quaker II Warrant and the Second Quaker II Warrant. The 6,696,708 shares of Common Stock that may be deemed to be beneficially owned by QCMC also includes 1,666,666 shares of Common Stock that may be acquired upon the exercise of Warrants to Subscribe for and Purchase Common Stock of the Issuer (collectively, the "Third Warrants"), which were issued to Quaker I (the "Third Quaker I Warrant") and Quaker II (the "Third Quaker II Warrant") on June 15, 2007 in connection with the closing of the Equity Financing (as defined below). 1,050,000 shares of Common Stock may be acquired upon the exercise of the Third Quaker I Warrant and 616,666 shares of Common Stock may be acquired upon the exercise of the Third Quaker II Warrant. The First Warrants, the Second Warrants and the Third Warrants are immediately exercisable. The First Warrants expire on April 25, 2009, the Second Warrants expire on July 2, 2009 and the Third Warrants expire on June 15, 2012.

     Quaker I paid funds totaling approximately $3.15 million for the purchase of the 3,150 shares of Preferred Stock (as defined below) and the Third Quaker I Warrant. Quaker II paid funds totaling $1.85 million for the purchase of the 1,850 shares of Preferred Stock and the Third Quaker II Warrant. No borrowed funds were used to purchase the Preferred Stock or Third Warrants, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction.
--------------------------------

     (a)-(f) As previously disclosed, on June 1, 2007, Quaker I, Quaker II, Marathon Fund Limited Partnership V ("MFV"), Peninsula Investment Partners, L.P. ("PIP") (collectively, the "Purchasers"), and Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement"). The Purchase Agreement provided for the sale, in a private placement, of 45,000 shares of Series A Convertible Preferred Stock ("Preferred Stock") and 15,000,000 warrants to purchase shares of Common Stock (the "Warrants"), resulting in gross proceeds to the Issuer of $45 million (the "Equity Financing"). The Issuer intends to use these proceeds for general working capital purposes and to pay fees related to the Equity Financing. The securities sold in the private placement have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from registration requirements. On June 15, 2007, the Issuer issued a press release announcing the closing of the Equity Financing, a copy of which is filed as Exhibit B hereto and is incorporated herein by reference. Pursuant to the Purchase Agreement, and in the Equity Financing, Quaker I received 3,150 shares of Preferred Stock and the Third Quaker I Warrant and Quaker II received 1,850 shares of Preferred Stock and the Third Quaker II Warrant.

     Concurrently with the execution of the Purchase Agreement, Quaker I and Quaker II entered into a Support Agreement with the Issuer, MFV, and PIP, a copy of which is filed as Exhibit C hereto and is incorporated herein by reference (the "Support Agreement"). Pursuant to the Support Agreement, Quaker I, Quaker II and PIP have agreed, for the benefit of MFV, to vote their respective shares of

Common Stock held by them, and any other securities held by them having voting rights during the term of the Support Agreement: (i) in favor of the transactions contemplated by the Purchase Agreement, (ii) against any proposal or other corporate action that would result in any breach of any agreement of the Issuer under the Purchase Agreement or which could result in any of the conditions to the Issuer's obligations under the Purchase Agreement not being fulfilled, (iii) in favor of the two nominees for election as additional directors of the Issuer designated by MFV, (iv) against any proposal or other corporate action that would result in such nominees not being so elected, (v) in favor of any transaction involving the sale or merger of the Issuer with a third party, in which the third party (a) acquires a majority of the capital stock of the Issuer possessing the voting power to elect a majority of the Issuer's board of directors or (b) acquires assets constituting all or substantially all of the assets of the Issuer, that is proposed or supported by MFV, and (vi) against any such transaction opposed by MFV or that would result in such a transaction so proposed or supported not being presented to or approved by the Issuer's shareholders. In the Support Agreement, Quaker I, Quaker II and PIP granted an irrevocable proxy to Marathon Ultimate GP, LLC ("MULLC"), the general partner of the general partner of MFV, to enable MULLC to direct the voting of all such shares and other securities in any shareholder vote on the transactions described in clauses (i) and (ii) above. MFV's rights to require Quaker I, Quaker II and PIP to vote as described in clauses (iii) through (vi) will terminate upon the earlier to occur of (A) MFV holding less than 20% of the shares of Common Stock issued or issuable upon conversion of the Preferred Stock issued to the purchasers pursuant to the Purchase Agreement or (B) termination of the Support Agreement.

     The Support Agreement prohibits Quaker I, Quaker II and PIP from selling or otherwise transferring, encumbering, or granting a proxy or power of attorney with respect to (subject to certain limited exceptions), their respective shares of Common Stock and other securities, for a period of two years after the approval by Issuer's shareholders of the transactions contemplated by the Purchase Agreement (the "Two Year Lock-Up").

     The Support Agreement also prohibits Quaker I, Quaker II and PIP from (i) instigating, supporting or in any way participating in any proxy contest or otherwise engaging in the solicitation of proxies in opposition to matters proposed or otherwise supported by Issuer's board of directors or MFV, (ii) participating in any contest for the election of directors of Issuer (except with respect to their own director designees), (iii) participating in proxy solicitations for the approval of any shareholder proposals with respect to Issuer, (iv) forming, or otherwise participating in, any "group" for purposes of
Section 13(d)(3) of the Exchange Act, (v) soliciting, seeking, negotiating with any of Issuer's directors, officers or shareholders, or formulating, filing or making any public announcement with respect to, (A) any business combination, restructuring, recapitalization or similar transaction involving Issuer, (B) any modification of the Support Agreement, or (C) any proposal or other statement inconsistent with the Support Agreement (subject to certain limited exceptions),
(vi) seeking to remove any of Issuer's  directors  (except their own designees),
(vii) seeking to increase the number of Issuer's directors in excess of 11 or to increase the number of their own designees above one, (viii) calling or seeking to have called any meeting of Issuer's shareholders, or (ix) in any way assisting any third party to take any such actions.

     Quaker I, Quaker II and PIP have also agreed in the Support Agreement to not disparage MFV or the business strategies adopted by Issuer's board of directors or the implementation thereof.

     The Support Agreement terminates on the earlier of (i) June 1, 2011 or (ii) the date of termination of the Purchase Agreement.

     On June 15, 2007, in connection with the closing of the Equity Financing, Quaker I and Quaker II entered into a registration rights agreement (the "Registration Rights Agreement") with the Issuer, MFV and PIP, a copy of which is filed as Exhibit D hereto and is incorporated herein by reference. The Registration Rights Agreement provides the Purchasers with two separate rights to demand that the Issuer file a registration statement providing for the resale of shares of Common Stock upon conversion of the Preferred Stock and upon exercise of the Warrants. In addition, the Registration Rights Agreement provides unlimited piggyback registration rights on other registrations effected by the Issuer.

     The shares of Common Stock, Preferred Stock and Warrants held by certain of the Reporting Persons were acquired for, and are being held for, investment purposes. The acquisitions of the shares of Common Stock, Preferred Stock and Warrants were made in the ordinary course of the applicable Reporting Persons' business or investment activities, as the case may be.

     In an effort to protect their investment, as well as to maximize shareholder value, the Reporting Persons may acquire additional securities of the Issuer, dispose of all or some of these securities from time to time (subject to the Two Year Lock-Up), in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Issuer's securities, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     The Reporting Persons may also, subject to their obligations under the Support Agreement, engage in and may plan for their engagement in:

     (1) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (2)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant at that time.

     References to, and descriptions of, the Support Agreement and the Registration Rights Agreement set forth herein are qualified in their entirety by reference to the copies of the Support Agreement and Registration Rights Agreement included as Exhibits C and D, respectively, to this Schedule 13D, each of which is incorporated herein by reference in its entirety where each such reference appears.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     By virtue of being the general partner of Premier which is the general partner of Quaker I, QCMC may be deemed to be the beneficial owner of 1,971,244 shares of the Issuer's Common Stock issuable upon exercise of warrants held by Quaker I and 2,264,900 shares of the Issuer's Common Stock issuable upon conversion of 3,150 shares of Preferred Stock held by Quaker I. By virtue of being the general partner of Premier2 which is the general partner of Quaker II, QCMC may also be deemed to be the beneficial owner of 1,130,384 shares of the Issuer's Common Stock issuable upon exercise of warrants held by Quaker II and 1,330,180 shares of the Issuer's Common Stock issuable upon conversion of 1,850 shares of Preferred Stock held by Quaker II. As a result of being the general partner of Quaker I, Premier may be deemed to be the beneficial owner of 1,971,244 shares of the Issuer's Common Stock issuable upon exercise of warrants held by Quaker I and 2,264,900 shares of the Issuer's Common Stock issuable upon conversion of 3,150 shares of Preferred Stock held by Quaker I. As a result of being the general partner of Quaker II, Premier2 may be deemed to be the beneficial owner of 1,130,384 shares of the Issuer's Common Stock issuable upon exercise of warrants held by Quaker II and 1,330,180 shares of the Issuer's Common Stock issuable upon conversion of 1,850 shares of Preferred Stock held by Quaker II. As President of QCMC and as QCMC's sole executive officer and director, Mr. Schoeppner may be deemed to beneficially own all shares of the Issuer's Common Stock that QCMC is deemed to beneficially own. Mr. Schoeppner specifically disclaims beneficial ownership of all 6,696,708 shares of Common Stock covered by this Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission that such Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owners of these securities. Nor shall this Schedule 13D be construed as an admission that the Reporting Persons constitute a group.

     QCMC may be deemed to beneficially own an aggregate of 6,696,708 shares of the Issuer's Common Stock which represents approximately 14.37% of the outstanding shares of the Issuer's Common Stock based upon the 39,893,039 shares of Common Stock outstanding as of June 12, 2008 (as publicly disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on June 17, 2008) as increased by 6,696,708 shares of Common Stock that may be collectively acquired by Quaker I and Quaker II pursuant to warrant exercises and conversion of Preferred Stock. Premier may be deemed to beneficially own an aggregate of 4,236,144 shares of the Issuer's Common Stock which represents approximately 9.60% of the 39,893,039 shares of Common Stock outstanding as increased by 4,236,144 shares of Common Stock that may be acquired by Quaker I pursuant to warrant exercises and Preferred Stock conversion. Quaker I may be deemed to beneficially own an aggregate of 4,236,144 shares of the Issuer's Common Stock which represents approximately 9.60% of the outstanding shares of the Issuer's Common Stock and over which Quaker I has sole voting and dispositive power. Premier2 may be deemed to beneficially own an aggregate of 2,460,564 shares of the Issuer's Common Stock which represents approximately 5.81% of the outstanding shares of the Issuer's Common Stock based upon the 39,893,039 shares of Common Stock outstanding as increased by 2,460,564 shares of Common Stock that may be acquired by Quaker II pursuant to warrant exercises and conversion of Preferred Stock. Quaker II may be deemed to beneficially own an aggregate of 2,460,564 shares of the Issuer's Common Stock which represents approximately 5.81% of the outstanding shares of the Issuer's Common Stock and over which Quaker II has sole voting and dispositive power. Mr. Schoeppner may be deemed to beneficially own an aggregate of 6,696,708 shares of the Issuer's Common Stock which represents approximately 14.37% of the outstanding shares of the Issuer's Common Stock based upon the 39,893,039 shares of Common Stock outstanding as increased by 6,696,708 shares of Common Stock that may be collectively acquired by Quaker I and Quaker II pursuant to warrant exercises and conversion of Preferred Stock. Mr. Schoeppner specifically disclaims beneficial ownership of all of these shares. The other Reporting Persons specifically disclaim beneficial ownership of all shares reflected in this Schedule 13D except to the extent, if any, of its pecuniary interest therein.

     The Reporting Persons have sold a total of 6,580,585 shares of Common Stock within the past sixty (60) days. The following chart sets forth information regarding the sales of a total of 1,000,880 shares of Common Stock on behalf of QCMC's investment advisory clients

                                        Number of                 Price
           Date of Sale               Shares Sold                Per Share
     -------------------------     ------------------       --------------------

     November 14, 2008                   70,336                  $0.0040
     November 17, 2008                  505,000                   0.0020
     November 18, 2008                  425,544                   0.0008
                                   ------------------
                                      1,000,880
                                   ==================



On November 18, 2008, Quaker I and Quaker II sold a total of 5,579,705 shares of Common Stock, as described below:


                                                                    Number of                          Price
           Date of Sale                     Seller                 Shares Sold                       Per Share
-----------------------------------    ------------------    -------------------------         -----------------------
November 18, 2008                      Quaker I                        3,578,608                      0.0008
November 18, 2008                      Quaker II                       2,001,097                      0.0008
                                                             -------------------------

                                                                       5,579,705
                                                             =========================



Item 6.  Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.
-----------------------------------------------------------------

     The Support Agreement is described in Item 4 of this Schedule 13D and is attached hereto as Exhibit C. The Registration Rights Agreement is described in
Item 4 of this Schedule 13D and is attached hereto as Exhibit D.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

     The following are filed herewith as exhibits to this Schedule 13D:

          A - Joint Filing Agreement among Quaker Capital Management Corporation, Quaker Capital Partners I, L.P., Quaker Premier, L.P., Quaker Capital Partners II, L.P., Quaker Premier II, L.P. and Mark G. Schoeppner (incorporated by reference to Exhibit 2 to the Schedule 13D filed by the Reporting Persons on June 12, 2007).

          B - Issuer's Press Release, dated June 15, 2007 (incorporated by reference to Exhibit B to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on June 27, 2007).

          C - Support Agreement, dated as of June 1, 2007, by and among Wilsons The Leather Experts Inc., Marathon Fund Limited Partnership V, Peninsula Investment Partners, L.P., Quaker Capital Partners I, L.P., and Quaker Capital Partners II, L.P. (incorporated by reference to Exhibit C to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on June 27, 2007).

          D - Registration Rights Agreement, dated as of June 15, 2007, by and among Wilsons The Leather Experts Inc., Marathon Fund Limited Partnership V, Peninsula Investment Partners, L.P., Quaker Capital Partners I, L.P., and Quaker Capital Partners II, L.P.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 25, 2008              QUAKER CAPITAL MANAGEMENT CORPORATION

                               /s/ Mark G. Schoeppner
                               -------------------------------------------------
                               Mark G. Schoeppner, President


                               QUAKER CAPITAL PARTNERS I, L.P.

                                By:  Quaker Premier, L.P., its general partner

                                     By:  Quaker Capital Management
                                          Corporation, its general partner


                                     By:  /s/ Mark G. Schoeppner
                                          --------------------------------------
                                          Mark G. Schoeppner
                                          President


                               QUAKER PREMIER, L.P.

                               By: Quaker Capital Management Corporation, its general partner


                                     By:  /s/ Mark G. Schoeppner
                                          --------------------------------------
                                          Mark G. Schoeppner
                                          President


                               QUAKER CAPITAL PARTNERS II, L.P.

                               By:   Quaker Premier II, L.P., its general
                                     partner

                                     By:  Quaker Capital Management
                                          Corporation, its general partner


                                          By:   /s/ Mark G. Schoeppner
                                                --------------------------------
                                                Mark G. Schoeppner
                                                President

                               QUAKER PREMIER II, L.P.

                                By:  Quaker Capital Management Corporation,
                                     its  general partner


                                     By:  /s/ Mark G. Schoeppner
                                          --------------------------------------
                                          Mark G. Schoeppner
                                          President



                                /s/ Mark G. Schoeppner
                                ------------------------------------------------
                                Mark G. Schoeppner